



martin currie

MONTHLY INSIGHT

At August 31, 2005

THE CHINA FUND, INC. (CHN)

Asian Direct Capital Management

IN BRIEF

Net asset value per share	US$24.72
Market price	US$25.20
Premium/(discount)	1.94%
Fund size	US$355.7m

Source: State Street Corporation

At August 31, 2005		US$ returns
	China Fund NAV %	MSCI Golden Dragon* %
One month	-2.8	-2.9
Year to date	2.0	4.5
One year	10.7	18.9
Three years %pa	24.0	18.1

Past performance is not a guide to future returns.
Source: State Street Corporation. NAV-NAV performance.
*Source for index data: MSCI.

MANAGER'S COMMENTARY

We detect clear signs that the Chinese economy is now - finally - decelerating. Truck sales, machinery imports, FDI inflow, loan growth and property transactions have all slowed. Macro-economic numbers such as industrial production growth remain high in absolute terms (+16.1% in July, down from +16.8% in June). But, as communist officials are well aware, numbers will confess to anything if you torture them sufficiently. Also the recent spike in the oil price, gasoline shortages in south China and the re-imposition of limits on textile imports into the US and Europe will have applied further pressure to the brakes. Should the slow-down gather pace, the government will act quickly to ease monetary conditions, knowing that it needs to maintain high growth to create employment for workers made unemployed through state-owned enterprise reform. In the wake of Hurricane Katrina, should the perception grow that the peak of US rates is near, and the US dollar start to decline, the Renminbi (Rmb) appreciation is likely to be grudging.

An economic slowdown would be bad news for commodity stocks. But it should help many of the competitive manufacturing companies in our portfolio, whose margins have been squeezed over the past two years. (The Fund is structurally underweight commodity stocks, which tend in China to be in the state-owned sector, preferring management-owned companies which are generally in less capital-intensive industries). The forthcoming US$5bn listing of the state-owned Construction Bank may also suck liquidity from large cap H-shares (the Fund does not intend to invest in this stock).

On the positive side, a number of our portfolio companies announced excellent interim results (Techfaith, Shineway, Li Ning, Zijin, Ports Design etc.). There may also be good news in September for under-pressure textile stocks, arising from Hu Jintao's trip to the US. But the most interesting developments have been taking place in the domestic A-share market, where the reform of non-tradable shares is being rolled out to the whole market. This is likely, in our view, to spark a liquidity-driven rally. A clause in the new regulations allowing "management incentives" may prove significant; if some of the managers of state owned enterprizes started acting like owners rather than civil servants, this could substantially expand out investible universe in China.

Chris Ruffle, Martin Currie Inc

INVESTMENT STRATEGY

The Fund is 83.9% invested with holdings in 67 companies, of which three are unlisted. The relatively high cash level reflects the receipt in August of US$110 million from the rights issue.

The Fund's exposure to the A-share market was raised from 2.9% to 5.4% during the month, with the ultimate target of close to 20%, as Qualified Foreign Investor quota to access the domestic stockmarkets becomes available. Elsewhere, we established new positions in Global Biochem (lysine, corn-based sweeteners and, in future, bio-fuel), Ports Design (upmarket fashion brand) and China Life. We are currently buying Zhenhai Refining, which we expect to enjoy a margin recovery when product prices are raised to reflect the higher oil price. We reduced the diesel engine maker Weichai, which will be hurt by the slow-down in truck sales, and Xinao Gas, which may be hurt if natural gas prices are allowed to rise to international levels. We flipped our tiny allocation of the Initial Public Offering (IPO) of the "Chinese Google", Baidu, for a one-day profit of US$286,000.

Chris Ruffle, Martin Currie Inc

DIRECT INVESTMENT MANAGER'S COMMENTARY

The Chinese private equity market continues to be active amid expectations of sustainable growth for the economy. We remain very selective in our choice of investments, and continue to focus on companies benefiting from internal consumption and 'the wealth effect' - subject, always, to reasonable valuations at entry.

Given the regulatory changes announced in the first half of the year, many companies are now lobbying directly the various government bodies to get approval based on their individual situations. This could help expedite the approval process.

KOH Kuek Chiang, Asian Direct Capital Management

FUND DETAILS

Market cap	US$362.7m
Shares outstanding	14,388,287
Exchange listed	NYSE
Listing date	July 10, 1992
Investment adviser	Martin Currie Inc
Direct investment manager	Asian Direct Capital Management

Source: State Street Corporation.

ASSET ALLOCATION



Hong Kong	37.1%
Hong Kong 'H' shares	10.3%
Taiwan	20.3%
Singapore	1.4%
Shenzhen 'B' shares	1.3%
United States 'N' shares	3.4%
A' share access product	5.4%
Direct	4.7%
Other assets & liabilities	16.1%

Source: State Street Corporation

SECTOR ALLOCATION

	The China Fund, Inc	MSCI Golden Dragon
Industrials	15.5%	11.7%
Information technology	14.2%	25.4%
Consumer discretionary	9.8%	6.5%
Financials	8.0%	29.4%
Utilities	6.8%	5.5%
Telecommunications	6.7%	7.9%
Materials	5.8%	6.6%
Consumer staples	5.6%	0.9%
Healthcare	4.7%	-
Energy	1.4%	6.1%
'A' share access product	5.4%	-
Other assets & liabilities	16.1%	-
Total	**100.0%**	**100.0%**

Source: State Street Corporation. Source for index data: MSCI

PERFORMANCE (US$ RETURNS)

	NAV %	Market price %
One month	-2.8	-9.2
Year to date	2.0	-23.0
Three years %pa	24.0	33.4

Past performance is not a guide to future returns.
Source: State Street Corporation

DIRECT INVESTMENTS (4.7%)

CDW Holdings Ltd	Information technology	3.0%
Captive Finance	Financials	0.9%
Global e Business	Information technology	0.8%
teco Optronics	Information technology	-

15 LARGEST LISTED INVESTMENTS (34.6%)

Chaoda Modern Agriculture	Consumer staples	3.7%
China Netcom	Telecommunications	3.1%
Cathay Financial	Financials	2.9%
Semiconductor Manufacturing	Industrials	2.8%
China Life Insurance	Financials	2.4%
Anhui Expressway	Utilities	2.4%
Xinao Gas	Utilities	2.3%
Shenzhen Expressway	Utilities	2.2%
Global Bio-Chem Technology	Healthcare	1.9%
Synnex Technologies	Consumer discretionary	1.9%
TPV Technology	Industrials	1.9%
Tripod Technology	Information technology	1.8%
Merry Electronics	Consumer discretionary	1.8%
Fubon Financial	Financials	1.8%
Solomon Systech	Information technology	1.7%

Source: State Street Corporation

FUND PERFORMANCE (BASED ON NET ASSET VALUE) (US$ RETURNS)

	One month %	Three months %	Calendar year to date %	One year %	Three years % pa	Five years % pa	Since launch % pa
The China Fund, Inc.	-2.8	-1.8	2.0	10.7	24.0	15.8	7.8
MSCI Golden Dragon	-2.9	4.6	4.5	18.9	18.1	-0.4	n/a
Hang Seng Chinese Enterprise	-3.7	10.5	6.9	18.6	38.3	18.2	n/a

Past performance is not a guide to future returns.
Source: State Street Corporation. Launch date July 10, 1992. Three year, five year and since launch returns are all annualized.
Source for index data: MSCI for the MSCI Golden Dragon and Copyright 2005 Bloomberg LP for the Hang Seng Chinese Enterprise.

PERFORMANCE IN PERSPECTIVE



Past performance is not a guide to future returns.
Source: Martin Currie Inc as of August 31, 2005.

THE CHINA FUND INC. PREMIUM/DISCOUNT



Past performance is not a guide to future returns.
Source: Martin Currie Inc as of August 31, 2005.

DIVIDEND HISTORY CHART



	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
Total	0.91	0.61	0.09	0.08	0.50	0.08	0.11	0.00	0.13	0.21	1.78	3.57
Income	0.09	0.01	0.09	0.08	0.50	0.08	0.11	0.00	0.13	0.06	0.07	0.20
Long term capital	0.04	0.24	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.67	3.27
Short term capital	0.79	0.36	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.15	1.04	0.10

Past performance is not a guide to future returns.
Source: State Street Corporation.

Sector	Company (BBG ticker)	Price	Holding	Value $	% of portfolio
Hong Kong					**37.1%**
Chaoda Modern Agriculture	682 HK	HK$3.0	34,089,900	13,158,652	3.7%
China Netcom	906 HK	HK$13.2	6,435,500	10,888,610	3.1%
Semiconductor Manufacturing	981 HK	HK$1.6	49,430,000	9,857,952	2.8%
China Life Insurance	2628 HK	HK$6.0	11,397,000	8,725,131	2.4%
Xinao Gas	2688 HK	HK$5.5	11,560,000	8,106,227	2.3%
Global Bio-Chem Technology	809 HK	HK$3.6	14,492,000	6,759,285	1.9%
TPV Technology	903 HK	HK$5.2	9,968,000	6,605,104	1.9%
Solomon Systech	2878 HK	HK$2.3	20,698,000	6,191,783	1.7%
Zijin Mining	2899 HK	HK$1.9	24,800,000	5,903,204	1.7%
Li Ning	2331 HK	HK$4.0	11,400,000	5,867,178	1.7%
Comba Telecom Systems	2342 HK	HK$2.3	16,118,000	4,769,836	1.3%
China Fire Safety	8201 HK	HK$0.7	50,380,000	4,472,720	1.3%
Golden Meditech	8180 HK	HK$1.2	27,900,000	4,451,335	1.3%
Ports Design	589 HK	HK$6.7	4,721,500	4,070,232	1.1%
Fountain Set	420 HK	HK$3.9	6,714,000	3,347,476	0.9%
Digital China	861 HK	HK$2.3	10,692,000	3,164,107	0.9%
China Travel	308 HK	HK$2.4	10,000,000	3,120,155	0.9%
TCL International	1070 HK	HK$1.4	15,988,000	2,941,674	0.8%
China Shineway Pharmaceutical	2877 HK	HK$3.0	7,615,000	2,939,379	0.8%
FU JI Food & Catering	1175 HK	HK$7.7	2,844,000	2,817,635	0.8%
Natural Beauty Bio-Technology	157 HK	HK$0.6	32,780,000	2,572,783	0.7%
Ocean Grand Chemicals	2882 HK	HK$1.1	17,379,000	2,437,338	0.7%
Asia Aluminium	930 HK	HK$0.8	23,250,000	2,333,361	0.7%
Beiren Printing Machinery	187 HK	HK$1.8	7,000,000	1,621,194	0.4%
China Rare Earth	769 HK	HK$0.8	15,254,000	1,609,393	0.4%
Asia Zirconium	395 HK	HK$0.8	13,196,000	1,375,282	0.3%
Nanjing Dahe Outdoor Media	8243 HK	HK$0.2	37,500,000	916,747	0.3%
Sino Golf	361 HK	HK$0.6	10,303,000	808,645	0.2%
Arcontech	8097 HK	HK$0.1	18,386,000	236,566	0.1%
Hong Kong 'H' shares					**10.3%**
Anhui Expressway	995 HK	HK$4.6	13,938,000	8,294,240	2.4%
Shenzhen Expressway	548 HK	HK$2.9	21,494,000	7,881,820	2.2%
BYD	1211 HK	HK$13.9	3,225,000	5,747,036	1.6%
China Shenhua Energy	1088 HK	HK$8.7	4,536,500	5,019,770	1.4%
Sinotrans	598 HK	HK$2.7	12,835,000	4,500,148	1.3%
China Oilfield Services	2883 HK	HK$3.0	9,546,000	3,654,036	1.0%
Weichai Power	2338 HK	HK$19.2	625,000	1,539,973	0.4%
Taiwan					**20.3%**
Cathay Financial	2882 TT	NT$61.3	5,438,000	10,178,608	2.9%
Synnex Technologies	2347 TT	NT$38.9	5,682,164	6,749,196	1.9%
Tripod Technology	3044 TT	NT$64.6	3,334,095	6,576,566	1.8%
Merry Electronics	2439 TT	NT$71.2	3,012,016	6,548,261	1.8%
Fubon Financial	2881 TT	NT$29.6	7,180,952	6,490,265	1.8%
Novatek Microelectronics	3034 TT	NT$138.0	1,144,000	4,820,519	1.4%
Radiant Opto-Electronics	6176 TT	NT$82.0	3,387,539	4,689,851	1.3%
Wintek	2384 TT	NT$47.3	2,908,209	4,200,253	1.2%
Cheng Shin Rubber	2105 TT	NT$33.1	4,129,481	4,167,309	1.2%
Yieh United Steel	9957 TT	NT$13.0	9,483,000	3,764,244	1.1%
Data Systems Consulting	2447 TT	NT$26.5	4,362,043	3,529,592	1.0%
Taiwan Green Point	3007 TT	NT$80.3	1,286,771	3,155,045	0.9%
Waffer Technology	6235 TT	NT$47.0	2,090,000	2,999,389	0.8%
Taiwan FamilyMart	5903 TT	NT$51.4	1,645,592	2,582,700	0.7%
Chicony Electronics	2385 TT	NT$23.1	2,697,367	1,902,570	0.5%
Singapore					**1.4%**
Bio-Treat Technology	BIOT SP	SG$1.0	7,803,000	4,775,029	1.4%
Shenzhen 'B' shares					**1.3%**
China International Marine	200039 CH	HK$7.7	4,754,190	4,679,532	1.3%
United States 'N' Shares					**3.4%**
ChungHwa Telecom	2412 TT	US$19.3	260,914	5,022,594	1.4%
The9	NCTY US	US$18.7	184,861	3,451,355	1.0%
China Techfaith Wireless	CNFT US	US$16.1	197,700	3,180,993	0.9%
Chindex International	CHDX US	US$4.2	69,987	296,045	0.1%

Sector	Company (BBG ticker)	Price	Holding	Value $	% of portfolio
A' share access products					**5.4%**
China Minsheng Banking		US$0.7	6,415,532	4,356,146	1.2%
China United Telecommunication		US$0.3	12,700,000	4,254,500	1.2%
Shenergy Co. Ltd.		US$0.7	5,940,000	4,241,160	1.2%
China Petroleum & Chemical		US$0.5	2,873,600	1,566,112	0.5%
Shanghai Airlines Co.		US$0.4	3,520,000	1,429,120	0.4%
iShares Asia Trust-FTSE/Xinhua		HK$1.9	580,000	3,358,187	0.9%
Direct					**4.7%**
CDW Holdings Ltd			60,000,000	10,600,659	3.0%
Captive Finance			2,000,000	3,045,000	0.9%
Global e Business			40,000	3,044,941	0.8%
teco Optronics			1,861,710	150,000	-
Other assets & liabilities					**16.1%**

OBJECTIVE

The investment objective of the Fund is to achieve long term capital appreciation through investment in companies and other entities with significant assets, investments, production activities, trading or other business interests in China or which derive a significant part of their revenue from China.

The Board of Directors of the Fund has adopted an operating policy of the Fund, effective June 30, 2001, that the Fund will invest at least 80% of its assets in China companies. For this purpose, "China companies" are (i) companies for which the principal securities trading market is in China; (ii) companies for which the principal securities trading market is outside of China or in companies organized outside of China, that in both cases derive at least 50% of their revenues from goods or services sold or produced, or have a least 50% of their assets in China; and (iii) companies organized in China. Under the policy, China will mean the People's Republic of China, including Hong Kong, and Taiwan. The Fund will provide its stockholders with at least 60 days' prior notice of any change to the policy described above.

The fundamental policy, which applies to not less than 65% of the Fund's assets as set out in the Fund's prospectus dated July 10, 1992, remains in place. The fundamental policy is the same as the operating policy set out above, except that China only includes the People's Republic of China.

The Fund is subject to the Investment Companies Act of 1940 which limits the means in which it can access the 'A' share market. The Fund will continue to seek the most efficient way in which to increase its 'A' share exposure ensuring ongoing compliance with its legal and regulatory obligations.

CONTACTS

The China Fund, Inc.
c/o State Street Bank and Trust Company
225 Franklin Street
Boston, MA 02110
Tel: (1) 888 CHN-CALL (246 2255)
www.chinafundinc.com